UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A
CUSIP No. 131347304	Page 2 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) IA

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 3 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 4 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I ONSHORE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 5 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS SPECIAL OPPORTUNITIES I PIE MASTER, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 6 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 7 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 8 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ENERGY GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 9 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, LP (formerly known as LUMINUS ASSET PARTNERS, LP)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 10 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) OO

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 11 of 20 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,749,530
	9	Sole dispositive power 0
	10	Shared dispositive power 24,749,530
11	Aggregate amount beneficially owned by each reporting person 24,749,530
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) PN

*	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

13D/A
CUSIP No. 131347304	Page 12 of 20 Pages

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (“Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1 through 10. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2.	Identity and Background.

Item 2 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraphs at the end thereof:

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), Vega Energy GP, LLC (“Vega Energy”), Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), Farrington Management, LLC (“Farrington Management”), Luminus Special Opportunities I Onshore, L.P. (“Luminus I Onshore”), and Luminus Special Opportunities I PIE Master, L.P. (“Luminus I PIE Master”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Fourth Amended and Restated Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LSP Cal II, Partners I, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities,” and Luminus Management, Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, Vega Energy, and Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund, Luminus I Onshore, and Luminus I PIE Master. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

13D/A
CUSIP No. 131347304	Page 13 of 20 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing, as amended, is hereby amended and supplemented to add the following paragraph at the end thereof:

The Reporting Persons have sold Shares in order to better align the size of their investment in the Issuer within their portfolio of investments. From time to time, the Reporting Persons may make additional purchases or sales of the Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of April 9, 2015, Luminus Energy Fund is the record owner of 2,996,508 Shares, representing approximately 0.8% of the outstanding Shares. Luminus I Onshore is the record owner of 391,231 Shares, representing approximately 0.1% of the outstanding Shares. Luminus I PIE Master is the record owner of 662,335 Shares, representing approximately 0.18% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.03% of the outstanding Shares. LSP Cal II is the record owner of 18,443,356 Shares, representing approximately 4.9% of the outstanding Shares. Vega Asset Partners is the record owner of 2,139,750 Shares, representing approximately 0.57% of the outstanding Shares.

(b)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned **
Luminus Management, LLC	0	24,749,530	24,749,530	6.6%
Luminus Energy Partners Master Fund, Ltd.	0	24,749,530	24,749,530	6.6%
Luminus Special Opportunities I Onshore, L.P.	0	24,749,530	24,749,530	6.6%
Luminus Special Opportunities I PIE Master, L.P.	0	24,749,530	24,749,530	6.6%
LS Power Partners II, L.P.	0	24,749,530	24,749,530	6.6%
LSP Cal Holdings II, LLC	0	24,749,530	24,749,530	6.6%
Vega Energy GP, LLC	0	24,749,530	24,749,530	6.6%
Vega Asset Partners, LP	0	24,749,530	24,749,530	6.6%
Farrington Management, LLC	0	24,749,530	24,749,530	6.6%
Farrington Capital, L.P.	0	24,749,530	24,749,530	6.6%

*	Luminus Investment Partners Master Fund, L.P. is no longer a Reporting Person and is not included on this Schedule 13D.
**	Based on 375,312,062 shares of common stock outstanding as of March 16, 2015 reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 31, 2015.

(c) All transactions in the Shares affected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

13D/A
CUSIP No. 131347304	Page 14 of 20 Pages

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Original Filing, as amended, is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Fourth Amended and Restated Joint Filing Agreement, dated April 10, 2015.

13D/A
CUSIP No. 131347304	Page 15 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I Onshore, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Special Opportunities I PIE Master, L.P.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

13D/A
CUSIP No. 131347304	Page 16 of 20 Pages

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Executive Vice President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Farrington Management, LLC

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

Farrington Capital, L.P.

By:	Farrington Management, LLC
Its:	General Partner

By:	/s/ Mikhail Segal
Name:	Mikhail Segal
Title:	Vice President

13D/A
CUSIP No. 131347304	Page 17 of 20 Pages

ANNEX A TO SCHEDULE 13D

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
LSP Cal Holdings II, LLC	3/18/2015	SELL	100,000	22.36	USD
LSP Cal Holdings II, LLC	3/19/2015	SELL	28,200	22.19	USD
LSP Cal Holdings II, LLC	3/23/2015	SELL	46,800	22.08	USD
LSP Cal Holdings II, LLC	3/30/2015	SELL	150,000	22.44	USD
LSP Cal Holdings II, LLC	3/31/2015	SELL	150,000	22.58	USD
LSP Cal Holdings II, LLC	4/01/2015	SELL	100,000	22.14	USD
LSP Cal Holdings II, LLC	4/02/2015	SELL	200,000	22.69	USD
LSP Cal Holdings II, LLC	4/06/2015	SELL	200,000	23.13	USD
LSP Cal Holdings II, LLC	4/07/2015	SELL	200,000	23.23	USD
LSP Cal Holdings II, LLC	4/08/2015	SELL	200,000	23.15	USD
LSP Cal Holdings II, LLC	4/09/2015	SELL	200,000	22.96	USD
Luminus Energy Partners Master Fund, Ltd.	2/09/2015	SELL	112,500	21.76	USD
Luminus Energy Partners Master Fund, Ltd.	2/11/2015	SELL	192,500	21.78	USD
Luminus Energy Partners Master Fund, Ltd.	2/13/2015	BUY	351,400	20.95	USD
Luminus Energy Partners Master Fund, Ltd.	2/13/2015	SELL	137,434	21.40	USD
Luminus Energy Partners Master Fund, Ltd.	2/17/2015	BUY	54,156	21.08	USD
Luminus Energy Partners Master Fund, Ltd.	2/18/2015	SELL	276,900	21.78	USD
Luminus Energy Partners Master Fund, Ltd.	2/19/2015	SELL	54,600	21.81	USD
Luminus Energy Partners Master Fund, Ltd.	2/20/2015	SELL	112,500	21.95	USD
Luminus Energy Partners Master Fund, Ltd.	2/24/2015	SELL	225,000	22.15	USD
Luminus Energy Partners Master Fund, Ltd.	2/27/2015	BUY	112,500	21.17	USD
Luminus Energy Partners Master Fund, Ltd.	3/02/2015	BUY	300,000	20.71	USD
Luminus Energy Partners Master Fund, Ltd.	3/03/2015	SELL	2,200	21.00	USD
Luminus Energy Partners Master Fund, Ltd.	3/04/2015	SELL	112,400	20.86	USD

13D/A
CUSIP No. 131347304	Page 18 of 20 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Energy Partners Master Fund, Ltd.	3/05/2015	SELL	112,400	21.10	USD
Luminus Energy Partners Master Fund, Ltd.	3/10/2015	SELL	112,400	20.61	USD
Luminus Energy Partners Master Fund, Ltd.	3/17/2015	SELL	75,000	21.59	USD
Luminus Energy Partners Master Fund, Ltd.	3/18/2015	SELL	246,500	22.14	USD
Luminus Energy Partners Master Fund, Ltd.	3/27/2015	SELL	636,900	21.78	USD
Luminus Energy Partners Master Fund, Ltd.	3/30/2015	SELL	187,400	22.41	USD
Luminus Energy Partners Master Fund, Ltd.	3/31/2015	SELL	118,600	22.50	USD
Luminus Energy Partners Master Fund, Ltd.	4/01/2015	SELL	369,000	22.18	USD
Luminus Energy Partners Master Fund, Ltd.	4/02/2015	SELL	411,360	22.65	USD
Luminus Energy Partners Master Fund, Ltd.	4/06/2015	SELL	262,400	23.15	USD
Luminus Energy Partners Master Fund, Ltd.	4/08/2015	SELL	221,959	23.22	USD
Luminus Special Opportunities I Onshore, L.P.	2/09/2015	SELL	14,006	21.76	USD
Luminus Special Opportunities I Onshore, L.P.	2/11/2015	SELL	23,876	21.78	USD
Luminus Special Opportunities I Onshore, L.P.	2/13/2015	BUY	43,991	20.95	USD
Luminus Special Opportunities I Onshore, L.P.	2/13/2015	SELL	17,076	21.40	USD
Luminus Special Opportunities I Onshore, L.P.	2/17/2015	BUY	6,700	21.08	USD
Luminus Special Opportunities I Onshore, L.P.	2/18/2015	SELL	34,454	21.78	USD
Luminus Special Opportunities I Onshore, L.P.	2/19/2015	SELL	10,300	21.81	USD
Luminus Special Opportunities I Onshore, L.P.	2/20/2015	SELL	13,976	21.95	USD
Luminus Special Opportunities I Onshore, L.P.	2/24/2015	SELL	27,952	22.15	USD
Luminus Special Opportunities I Onshore, L.P.	2/27/2015	BUY	14,006	21.17	USD
Luminus Special Opportunities I Onshore, L.P.	3/02/2015	BUY	18,768	20.76	USD
Luminus Special Opportunities I Onshore, L.P.	3/04/2015	SELL	14,100	20.86	USD
Luminus Special Opportunities I Onshore, L.P.	3/05/2015	SELL	14,100	21.10	USD
Luminus Special Opportunities I Onshore, L.P.	3/10/2015	SELL	14,100	20.61	USD
Luminus Special Opportunities I Onshore, L.P.	3/17/2015	SELL	9,400	21.59	USD
Luminus Special Opportunities I Onshore, L.P.	3/18/2015	SELL	31,000	22.14	USD
Luminus Special Opportunities I Onshore, L.P.	3/27/2015	SELL	43,100	21.78	USD
Luminus Special Opportunities I Onshore, L.P.	3/30/2015	SELL	23,500	22.41	USD
Luminus Special Opportunities I Onshore, L.P.	3/31/2015	SELL	22,300	22.50	USD

13D/A
CUSIP No. 131347304	Page 19 of 20 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Luminus Special Opportunities I Onshore, L.P.	4/01/2015	SELL	27,400	22.16	USD
Luminus Special Opportunities I Onshore, L.P.	4/02/2015	SELL	51,840	22.65	USD
Luminus Special Opportunities I Onshore, L.P.	4/06/2015	SELL	32,900	23.15	USD
Luminus Special Opportunities I Onshore, L.P.	4/08/2015	SELL	28,980	23.22	USD
Luminus Special Opportunities I PIE Master, L.P.	2/09/2015	SELL	23,494	21.76	USD
Luminus Special Opportunities I PIE Master, L.P.	2/11/2015	SELL	40,124	21.78	USD
Luminus Special Opportunities I PIE Master, L.P.	2/13/2015	BUY	73,854	20.95	USD
Luminus Special Opportunities I PIE Master, L.P.	2/13/2015	SELL	28,735	21.40	USD
Luminus Special Opportunities I PIE Master, L.P.	2/17/2015	BUY	11,300	21.08	USD
Luminus Special Opportunities I PIE Master, L.P.	2/18/2015	SELL	57,846	21.78	USD
Luminus Special Opportunities I PIE Master, L.P.	2/19/2015	SELL	17,271	21.81	USD
Luminus Special Opportunities I PIE Master, L.P.	2/20/2015	SELL	23,524	21.95	USD
Luminus Special Opportunities I PIE Master, L.P.	2/24/2015	SELL	47,048	22.15	USD
Luminus Special Opportunities I PIE Master, L.P.	2/27/2015	BUY	23,494	21.17	USD
Luminus Special Opportunities I PIE Master, L.P.	3/02/2015	BUY	31,232	20.76	USD
Luminus Special Opportunities I PIE Master, L.P.	3/04/2015	SELL	23,500	20.86	USD
Luminus Special Opportunities I PIE Master, L.P.	3/05/2015	SELL	23,500	21.10	USD
Luminus Special Opportunities I PIE Master, L.P.	3/10/2015	SELL	23,500	20.61	USD
Luminus Special Opportunities I PIE Master, L.P.	3/17/2015	SELL	15,600	21.59	USD
Luminus Special Opportunities I PIE Master, L.P.	3/18/2015	SELL	51,700	22.13	USD
Luminus Special Opportunities I PIE Master, L.P.	3/27/2015	SELL	72,000	21.78	USD
Luminus Special Opportunities I PIE Master, L.P.	3/30/2015	SELL	39,100	22.41	USD
Luminus Special Opportunities I PIE Master, L.P.	3/31/2015	SELL	37,100	22.50	USD
Luminus Special Opportunities I PIE Master, L.P.	4/01/2015	SELL	45,600	22.16	USD
Luminus Special Opportunities I PIE Master, L.P.	4/02/2015	SELL	86,800	22.65	USD
Luminus Special Opportunities I PIE Master, L.P.	4/06/2015	SELL	54,700	23.15	USD
Luminus Special Opportunities I PIE Master, L.P.	4/08/2015	SELL	49,061	23.22	USD
Vega Asset Partners, LP	2/09/2015	BUY	10,000	21.30	USD
Vega Asset Partners, LP	2/09/2015	SELL	10,000	21.69	USD

13D/A
CUSIP No. 131347304	Page 20 of 20 Pages

PARTY EFFECTING TRANSACTION	DATE	BUY /SELL	QUANTITY	AVERAGE PRICE ($)*	CURRENCY
Vega Asset Partners, LP	2/10/2015	SELL	20,000	21.80	USD
Vega Asset Partners, LP	2/12/2015	SELL	10,000	21.69	USD
Vega Asset Partners, LP	2/13/2015	BUY	20,000	21.15	USD
Vega Asset Partners, LP	2/20/2015	SELL	20,000	21.90	USD
Vega Asset Partners, LP	2/24/2015	SELL	10,000	22.23	USD
Vega Asset Partners, LP	2/27/2015	BUY	10,000	21.21	USD
Vega Asset Partners, LP	3/06/2015	BUY	10,000	20.74	USD
Vega Asset Partners, LP	3/09/2015	BUY	10,000	20.37	USD
Vega Asset Partners, LP	3/18/2015	SELL	10,000	22.36	USD
Vega Asset Partners, LP	3/19/2015	SELL	2,800	22.19	USD
Vega Asset Partners, LP	3/23/2015	SELL	4,700	22.08	USD
Vega Asset Partners, LP	3/30/2015	SELL	15,000	22.44	USD
Vega Asset Partners, LP	3/31/2015	SELL	15,000	22.58	USD
Vega Asset Partners, LP	4/01/2015	SELL	10,000	22.14	USD
Vega Asset Partners, LP	4/02/2015	SELL	20,000	22.69	USD
Vega Asset Partners, LP	4/06/2015	SELL	20,000	23.13	USD
Vega Asset Partners, LP	4/07/2015	SELL	20,000	23.23	USD
Vega Asset Partners, LP	4/08/2015	SELL	20,000	23.15	USD
Vega Asset Partners, LP	4/09/2015	SELL	20,000	22.96	USD

*	Excludes brokerage fees and commissions. All prices reported are average prices calculated within a $1.00 range.